EXHIBIT 99.3

June 28, 2021

VIA SEDAR

TO: AND TO:

AUTORITÉ DES MARCHÉS FINANCIERS

ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
NEW BRUNSWICK FINANCIAL AND CONSUMER SERVICES COMMISSION
ONTARIO SECURITIES COMMISSION
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN
OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNDLAND AND LABRADOR
OFFICE OF THE SUPERINTENDENT OF SECURITIES, PRINCE EDWARD ISLAND

(collectively, the “Securities Regulatory Authorities”)

Dear Sirs:

RE:	Nomad Royalty Company Ltd. (the “Issuer”) – Technical Report Filing

In accordance with Section 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”), we confirm that the attached technical report, entitled “An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa” with an issue date of June 25, 2021 and an effective date of March 1, 2021 (the “Technical Report”), is being voluntary filed by the Issuer with the Securities Regulatory Authorities.

While the Technical Report has been prepared in accordance with NI 43-101, the Technical Report is not required to be filed under NI 43-101. We are nonetheless filing the Technical Report with the Securities Regulatory Authorities to enhance the public disclosure of our gold stream on the Blyvoor Mine located in South Africa.

Yours very truly,

NOMAD ROYALTY COMPANY LTD.

Yours very truly,

(signed) Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montréal (Québec) H3B 0G4